14041256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: April 30, 2013<br>Estimated average burden<br>Hours per response...12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-66358 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Bay Mutual Financial, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**2425 Olympic Boulevard, Suite 140-East**

(No. and Street)

| **Santa Monica** | **CA** | **90404** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Martin W. Pernoll** **310-586-3222**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

**Lichter, Yu & Associates**

(Name – *if individual, state, last, first, middle name*)

| **16133 Ventura Boulevard, Suite 450** | **Encino** | **CA** | **91436** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL - 9 2014
DIVISION OF TRADING & MARKETS

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, **Martin W. Pernoll**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Bay Mutual Financial LLC**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

[signature]
Signature

CEO
Title

Subscribed and sworn to before me by Martin W. Pernoll
this 4 day of March 2014

[signature]
Notary Public

PETRONA CASTILLO
Commission # 1916398
Notary Public - California
Los Angeles County
My Comm. Expires Jan 7, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**Bay Mutual Financial, LLC**

**Financial Statements**

**December 31, 2013**

LICHTER, YU AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

## INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Bay Mutual Financial, LLC
Santa Monica, California

### Report on the Financial Statements

We have audited the accompanying financial statements of Bay Mutual Financial, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statement of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bay Mutual Financial, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Supplementary Information**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

February 28, 2014
Encino, California

Bay Mutual Financial, LLC
Statement of Financial Condition
December 31, 2013

## Assets

| | | |
|---|---|---|
| Current Assets | | |
| Cash | $ | 39,054 |
| Commissions receivable | | 142,583 |
| Prepaid expenses | | 9,416 |
| Total Current Assets | | 191,053 |
| Fixed Assets | | |
| Furniture and equipment net of accumulated depreciation of $35,125 | | - |
| Total Fixed Assets | | - |
| Other Assets | | |
| Deposits and other assets | | 70,265 |
| Total Other Assets | | 70,265 |
| Total Assets | $ | 261,318 |

## Liabilities and Members' Equity

| | | |
|---|---|---|
| Current Liabilities | | |
| Accounts payable and accrued expenses | $ | 181,170 |
| Income tax payable | | 10,300 |
| Total Current Liabilities | | 191,470 |
| Members' Equity | | 69,848 |
| Total Liabilities and Members' Equity | $ | 261,318 |

See Accompanying Independent Auditor's Report and Notes

Bay Mutual Financial, LLC
Statement of Operations
For the Year Ended December 31, 2013

| | | |
|---|---|---|
| **Revenue** | | |
| Commissions and fees | $ | 1,137,811 |
| Total Revenue | | 1,137,811 |
| **Expense** | | |
| Salaries, payroll taxes and benefits | | 649,804 |
| Rent | | 112,582 |
| Professional services | | 128,039 |
| Clearing charges | | 69,721 |
| Errors | | 25,024 |
| Marketing | | 3,235 |
| Depreciation | | 970 |
| Regulatory and licensing | | 34,223 |
| Insurance | | 49,782 |
| Telephone | | 34,948 |
| Travel expenses | | 21,869 |
| Other expenses | | 189,341 |
| Total Expenses | | 1,319,538 |
| **Total Other Income (Expense)** | | |
| Interest expense | | (2,225) |
| Penalties | | (41,688) |
| Other income (expense) | | 5,771 |
| Total Other Expense | | (38,142) |
| Loss Before Provision for Income Taxes | | (219,869) |
| Income tax provision | | 6,800 |
| Net Loss | $ | (226,669) |

See Accompanying Independent Auditor's Report and Notes

Bay Mutual Financial, LLC
Statements of Changes in Members' Equity
For the Year Ended December 31, 2013

| | | |
|---|---|---|
| Members' Equity | | |
| Balance at beginning of year | $ | 12,664 |
| Members' contribution | | 389,162 |
| Members' distribution | | (105,309) |
| Net loss | | (226,669) |
| Balance at end of year | $ | 69,848 |

See Accompanying Independent Auditor's Report and Notes

Bay Mutual Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (226,669) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | | 970 |
| Increase in receivable from brokers and dealers | | (57,092) |
| Increase in accounts payable and accrued expenses | | 29,719 |
| Increase in income tax payable | | 6,800 |
| Total Adjustments | | (19,603) |
| Net cash used in operations | | (246,272) |
| Cash flows from financing activities: | | |
| Members' contribution | | 389,162 |
| Members' distribution | | (105,309) |
| Net cash provided byfinancing activities | | 283,853 |
| Net change in cash | | 37,581 |
| Cash at beginning of period | | 1,473 |
| Cash at end of period | $ | 39,054 |
| Supplemental cash flow disclosures: | | |
| Interest expense | $ | 2,225 |
| Income tax payments | $ | - |

See Accompanying Independent Auditor's Report and Notes

**Bay Mutual Financial, LLC**
**Notes to Financial Statements**

## NOTE A Organization:

Bay Mutual Financial, LLC (the "Company") was organized in the State of California on June 12, 2003, as a broker/dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

## Note B Summary of Significant Accounting Policies:

### Revenue Recognition:

The Company recognizes income and expense on the accrual basis.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America ("GAAP") require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

### Customer Transactions:

The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions are cleared through another broker-dealer on a fully disclosed basis.

### Cash and cash equivalents:

For purposes of the statement of financial condition and cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

### Property and Equipment:

Property and Equipment are carried at cost. Property additions and betterments are charged to the property accounts, while maintenance and repairs are expensed as incurred. Whenever an asset is retired or disposed of, its cost and accumulated depreciation or amortization is removed from the respective accounts, and the resulting gain or loss is credited or charges to income.
Depreciation is computed using the straight-line and declining-balance methods over the following estimated useful lives:

| | |
|---|---|
| Office Equipment | 3 to 10 years |
| Furniture and Fixtures | 3 to 10 years |

**Use of Estimates:**
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Concentration of Credit Risk:**

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may have exceeded the FDIC insured levels at various times during the year. The Company has a diversified customer base. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

**Fair Value of Financial Instruments:**

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of December 31, 2013, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

**Income Taxes:**

The Company adopted the provisions of Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109" (ASC 740). ASC 740 prescribes a new threshold for determining when an income tax benefit can be recognized, which is a higher threshold than the one imposed for claiming deductions on income tax returns. The adoption of ASC 740 did not have any impact on the Company's financial statements. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax provisions, if any, as part of the income tax provision.

At December 31, 2013, the Company had not taken any significant uncertain tax positions on its tax returns for 2013 and prior years or in computing its tax provision for 2013.

The Company files its own federal and state income tax returns. Due to the nature of a Limited Liability Company the members are taxed directly on the profits and losses of the Company. The Company is liable for the minimum state tax and Limited Liability Company franchise fee.

At December 31, 2013 the Company made an appropriate state income tax provision for minimum state tax and Limited Liability Company Franchise fees of $6,800.

**NOTE C Cash:**

The Company maintains its cash balances at banks and a brokerage house located in Santa Monica, California and Jersey City, New Jersey. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000 and $10,000,000, respectively. As of December 31, 2013, there were no uninsured cash balances.

**NOTE D Fixed assets:**

At December 31, 2013, Furniture, Leasehold Improvements and Equipment consisted of the following:
A summary is as follows:

| | December 31, 2013 |
|---|---|
| Office equipment | $ 35,125 |
| | 35,125 |
| Less accumulated depreciation | (35,125) |
| | $ - |

Depreciation expense was $970 for the year ended December 31, 2013.

**NOTE E Net capital requirement:**

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $48,532, which was $35,761 in excess of its minimum net capital requirements of $12,771. The Company net capital ratio was 3.95 to 1.

**NOTE F Customer Protection Rule Exemption:**

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

**NOTE G Leases:**

The Company leases two offices under non-cancelable operating leases. The leases expire in February 2014 and June 2019. Rent expense for year ended December 31, 2013 was $112,582. The future minimum lease obligation resulting from these agreements are as follows:

| Fiscal year ended December 31, | | |
|---|---|---|
| 2014 | $ | 91,505 |
| 2015 | | 92,164 |
| 2016 | | 94,925 |
| 2017 | | 97,769 |
| Thereafter | | 152,181 |
| | $ | 528,544 |

**NOTE H Contingent Liabilities:**

The Company is subject to ongoing litigation and claims in the normal course of its business. Management accrues for settlement of such litigation and claims when a liability is deemed probable and estimable. As of December 31, 2013, no amount has been recorded on the books related to ongoing litigation and claims and all costs have been expenses in the normal course of business.

**NOTE I Subsequent Event:**

The Company has evaluated subsequent events through February 28, 2014 the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

## Supplemental Schedules

Bay Mutual Financial, LLC

Computation of Net Capital and Aggregate Indebtedness

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Schedule I

| | | |
|---|---|---|
| Members' Equity | $ | 69,848 |
| Less Non Allowable Assets | | |
| Commissions receivable | | 11,900 |
| Prepaid expenses | | 9,416 |
| Total Non Allowable Assets | | 21,316 |
| Less Haircuts | | - |
| Net Capital | $ | 48,532 |
| Total Liabilities | $ | 191,470 |
| Aggregated Indebtedness | | 191,470 |
| Net Capital Required | | 5,000 |
| Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness) | | 12,771 |
| Minimum Dollar Requirement | | 5,000 |
| Net Capital Requirement (greater of the two) | | 12,771 |
| Capital in Excess of Minimum Requirement | $ | 29,385 |
| Ratio of Aggregate Indebtedness to Net Capital | | 3.95 |

See Accompanying Independent Auditor's Report and Notes

Bay Mutual Financial, LLC
Reconciliation of Net Capital Computation with Focus II Report
December 31, 2013

Schedule II

| | | |
|---|---|---|
| Net Capital Per Focus II Report | $ | 166,268 |
| Increase in non allowable assets | | (14,346) |
| Members' distribution | | (105,309) |
| Increase in income due to audit adjustments | | 1,919 |
| Net Capital | $ | 48,532 |

Reconciliation of Audit Adjustments:

| | | |
|---|---|---|
| Correction of expense accounts | $ | 105,309 |
| Decrease in receivables | | (3,275) |
| Increase in income tax provision | | (10,300) |
| Increase in accrued expenses | | (42,190) |
| Increase in payables | | (50,071) |
| Increase in non allowable asset | | 2,446 |
| Increase in income due to audit adjustments | $ | 1,919 |

See Accompanying Independent Auditor's Report and Notes

**Bay Mutual Financial, LLC**
**Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3**

**December 31, 2013**

Schedule III

Bay Mutual Financial, LLC relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

**LICHTER, YU AND ASSOCIATES**
**CERTIFIED PUBLIC ACCOUNTANTS**

**16133 VENTURA BLVD., SUITE 450**
**ENCINO, CALIFORNIA 91436**
**TEL (818)789-0265 FAX (818) 789-3949**

The Board of Directors
Bay Mutual Financial, LLC
Santa Monica, California

In planning and performing our audit of the financial statements of Bay Mutual Financial, LLC as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered Bay Mutual Financial, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Bay Mutual Financial, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Bay Mutual Financial, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Bay Mutual Financial, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Bay Mutual Financial, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Bay Mutual Financial, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies as defined above, and communicated them in writing to management and the Board of Directors on February 24, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Bay Mutual Financial, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2014
Encino, California